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05011724

October 6, 2005

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 06 2005 WASH, D.C. 192 SECTION

Securities and Exchange Commission
100 F Street, Northeast
Washington, DC 20549
Attention: Filing Desk

Swiss Reinsurance Company
File No. 82-4248

Ladies and Gentlemen:

Enclosed on behalf of Swiss Reinsurance Company (the "Company") is a copy of the Company's Disclosure notification in accordance with Article 20 of the Swiss Stock Exchange Act, dated September 30, 2005. This item is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (212) 373-3309 if you have any questions regarding this filing.

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

dlw 10/18

Please acknowledge acceptance of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Raphael M. Russo

cc: Andre Pfanner, Esq., Swiss Reinsurance Company
Mark S. Bergman, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, LLP

Swiss Re

Disclosure notification in accordance with Article 20 of the Swiss Stock Exchange Act

Swiss Reinsurance Company (Swiss Re) announces that, on 27 September 2005, The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA., USA, through a number of its Group companies listed below, in the capacity of investment manager for mutual funds and clients, fell below the threshold of 5%.

Group companies:
Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA., USA
Capital Guardian Trust Company, 11100 Santa Monica Blvd 15th Fl., Los Angeles, CA., USA
Capital International Limited, 25 Bedford St., London, England
Capital International Inc., 11100 Santa Monica Blvd 15th Fl., Los Angeles, CA., USA
Capital International S.A., 3 Place des Bergues, 1201 Geneva, Switzerland

Contact:
Investor Relations, tel. +41 43 285 4444
Group Media Relations, tel. +41 43 285 7171

Zurich/Switzerland, 30 September 2005
Swiss Reinsurance Company